SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
ACORN INTERNATIONAL, INC.
(Name of issuer)
Ordinary Shares*
American Depositary Shares
(Title of class of securities)
004854105**
(CUSIP number)
Bireme Limited
c/o Codan Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands
Telephone: (+1) (345) 945-3901
(Name, address and telephone number of person authorized to receive notices and communications)
July 18, 2011
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
*	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.

**	This CUSIP applies to the American Depositary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Bireme Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		17,540,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,460,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,540,000

WITH	10	SHARED DISPOSITIVE POWER

		2,460,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,000,000[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.39%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1) Includes (i) 129,770 ordinary shares and 6,623,410 ADSs.

2) Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F filed with
     Securities and Exchange Commission on April 27, 2011.

EXPLANATORY NOTE
Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates to is the ordinary shares, par value US$0.01 per ordinary share (the “Shares”), and American Depositary Shares (the “ADSs”), each representing 3 Shares, of Acorn International, Inc., a Cayman Islands company (“Acorn” or the “Issuer”). The principal executive office of the Issuer is 18th Floor, 20th Building, 487 Tianlin Road, Shanghai, 200233, People’s Republic of China.
Item 2. Identity and Background
This Statement is filed on behalf of:
(a)-(c) This Statement is being filed by Bireme Limited, a company incorporated with limited liability under the laws of the Cayman Islands (“Bireme”). Bireme is a holding company with no operations. Bireme’s business address and the address of its principal office is c/o Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands and its telephone number is (+1) (345) 945-3901.
The name, citizenship, business address, present principal occupation or employment of each director of Bireme, and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I to this Statement, which is incorporated herein by this reference.
(d) During the last five years, none of Bireme, its executive officers, directors or stockholders have been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).
(e) During the last five years, none of Bireme, its executive officers, directors or stockholders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) See Schedule I hereto.
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price of the 6,623,410 ADSs and 129,770 Ordinary Shares acquired by Bireme is $40,000,000. The ADSs and Ordinary Shares were acquired with Bireme’s working capital, which was contributed by the owners of Bireme, Ritsuko Hattori-Roche and Don Dongjie Yang in exchange for their respective ownership interests in Bireme.
Item 4. Purpose of Transaction
On June 3, 2011, Bireme, Mr. Don Dongjie Yang, Mr. Robert Roche and Ms. Ritsuko Hattori-Roche commenced a tender offer to purchase Shares and ADSs in an aggregate amount not to exceed 20,000,000 Shares (taking into account both Shares that are tendered and Shares underlying ADSs that are tendered) for $2.00 per Share, which represents $6.00 per ADS, in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 3, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal to Tender Shares (the “Share Letter of Transmittal”) or the Letter of Transmittal to Tender ADSs (the “ADS Letter of Transmittal,” collectively with the Share Letter of Transmittal, the “Letters of Transmittal”), as applicable. Such offer, as amended or supplemented from time to time, is referred to as the “Offer.”
The Offer expired at 5:00 p.m., New York City time, on July 1, 2011. A total of 28,233,934 Shares of Acorn, including Shares represented by 9,350,245 ADSs, were properly tendered and not withdrawn. Since the Offer was oversubscribed, the number of Shares that the Company purchased from each of the tendering stockholders was prorated by a factor of 70.83677%. The price paid per Share was $2.00 (equivalent to $6.00 per ADS).

The Schedule TO, dated June 3, 2011, as amended, filed by Bireme, is listed as Exhibit (a) hereto and incorporated herein by reference.
Subject to applicable legal requirements, Bireme may purchase additional securities of the Issuer from time to time in open market transactions or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to Bireme’s ownership of the Issuer’s securities, other opportunities available to Bireme, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Bireme may dispose of all or a portion of its securities of the Issuer at any time. Bireme reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than described in this Item 4, Bireme does not have any other plans or proposals which would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Persons may, depending upon prevailing market prices or conditions, decide to increase or decrease their position in the Issuer through open market or privately negotiated transactions with third parties;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.
Item 5. Interest in Securities of the Issuer
(a)-(b) The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by Bireme is provided as of July 13, 2011:

					Sole power to	Shared power to
				Shared power to	dispose or to	dispose or to
	Amount beneficially	Percent	Sole power to vote	vote or to direct	direct the	direct the
Reporting Person	owned:	of class:	or direct the vote:	the vote:	disposition of:	disposition of:
Bireme Limited	20,000,000	22.39%	17,540,000	2,460,000	17,540,000	2,460,000

The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Directors of Bireme is provided as of July 13, 2011:

					Sole power to	Shared power to
				Shared power to	dispose or to	dispose or to
	Amount beneficially	Percent	Sole power to vote	vote or to direct	direct the	direct the
Reporting Person	owned:	of class:	or direct the vote:	the vote:	disposition of:	disposition of:
Ritsuko Hattori-Roche	20,000,000	22.39%	17,540,000	2,460,000	17,540,000	2,460,000
Robert Roche	13,900,959	15.56%	13,900,959	0	13,900,959	0
Don Dongjie Yang	10,478,656	11.54%	8,018,656	2,460,000	8,018,656	2,460,000
Bireme disclaims any membership in a “group” for purposes of this Schedule 13D.
(c) During the past 60 days, Bireme has not entered into any transaction in the Shares (including Shares represented by ADSs) except as otherwise specified in Item 3 herein.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by Bireme.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Schedule TO, dated June 3, 2011, as amended, filed by Bireme, is listed as Exhibit (a) hereto and incorporated herein by reference. Except as described in this Statement, neither Bireme, and to the best knowledge of Bireme, none of the persons listed on Schedule I hereto, has any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any Shares, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
Item 7. Material to be Filed as an Exhibit
(a) Schedule TO dated June 3, 2011, filed by Bireme Limited, Don Dongjie Yang, Robert Roche and Ritsuko Hattori-Roche (filed by the foregoing with the Securities and Exchange Commission on June 3, 2011 and incorporated herein by reference).

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF BIREME
     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director of Bireme is set forth below. Bireme has no executive officers.

Name	Citizenship	Current Principal Occupation
Don Dongjie Yang	People’s Republic of China	Mr. Yang is a co-founder, director, the president and was reappointed chief executive officer of Acorn in October 2010. Mr. Yang is a member of Acorn’s corporate governance and nominating committee. The business address of Mr. Yang is 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Ritsuko Hattori-Roche	Japan	Ms. Hattori-Roche is an investor and an artist. The business address of Ms. Hattori-Roche is c/o Conyers Dill & Pearman, Boundary Hall, 2nd Floor, Cricket Square, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Robert Roche	United States	Mr. Roche is a co-founder and director of Acorn and has served as Executive Chairman of Acorn and Acorn Trade since October 2010. Mr. Roche serves as chairman of Acorn’s corporate governance and nominating committee. Mr. Roche is a co-founder and has served as chairman of Oak Lawn Marketing, Inc., an infomercial, branding and sales company, since 1993. Mr. Roche has served as president of Acorn Composite Corporation, a Nevada corporation, since 1992. He has served as a Member of the President’s Advisory Committee for Trade Policy and Negotiations which operates under the USTR since September 2010. Mr. Roche has been a Board Member at the USA Pavilion at the Shanghai 2010 World Expo since June 2010. In 2010 Mr. Roche was the chairman of the American Chamber of Commerce in Shanghai and he is currently the vice chairman. The business address of Mr. Roche is 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2011

Bireme Limited
By:	/s/ Ritsuko Hattori-Roche
	Name:	Ritsuko Hattori-Roche
	Title:	Director